LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

07023278

SUPPL

19 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 18 April 2007, Re: Dealings by Principal Officer Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

PROCESSED
MAY 10 2007
THOMSON
FINANCIAL

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 18/04/2007 18:25:58
Reference No LI-070418-94CD0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

Dealings by Principal Officer Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Hia Ngee Yeow	18.04.2007	1.75	5,000	0.0007

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

18 APR 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

18 April 2007

RECEIVED
2007 MAY -1 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 17 April 2007, Re: Dealings by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **17/04/2007 06:15:07 PM**
Reference No **LI-070417-84DFD**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

Dealings by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Wong Fook Hong	16.04.2007	1.60	20,000	0.0029
Yap Nyeok Ping	16.04.2007	1.61	5,000	0.0007

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

17 APR 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

20 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 April 2007, Re: Dealings by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 19/04/2007 18:31:52
Reference No LI-070419-9D82A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phool Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table I hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Goh Geok Poey	17.04.2007	1.70	11,000	0.0016
Lin Hon Kuen	17.04.2007	1.69	8,000	0.0011
	18.04.2007	1.79	5,000	0.0007

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

19 APR 2007

END